Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

March 10, 2021

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Asia Timmons-Pierce
Jay Ingram
Division of Corporation Finance
Office of Manufacturing

Re:	Latham Group, Inc. (f/k/a Latham Topco, Inc.)
Draft Registration Statement on Form S-1
Submitted on February 12, 2021
CIK No. 0001833197

Ladies and Gentlemen:

On behalf of Latham Group, Inc., a Delaware corporation (the “Company”), we confidentially submit in electronic form for nonpublic review the accompanying Amendment No. 3 (“Amendment No. 3”) to the Draft Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Registration Statement as originally submitted with the Securities and Exchange Commission (the “Commission”) on February 12, 2021.

Amendment No. 3 is being confidentially submitted to the Securities and Exchange Commission for nonpublic view pursuant to pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act.

Amendment No. 3 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated February 24, 2021 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Securities and Exchange Commission

Division of Corporation Finance

March 10, 2021

Summary, page 1

1.	Please prominently disclose that a significant portion of the proceeds from this offering will be used to repay the various distributions referenced in your prospectus and to repurchase shares of common stock from the Principal Stockholders, senior management and directors, and other pre-IPO stockholders. Please quantify those amounts and reconsider the disclosure on page 43 that alludes to proceeds from the IPO being used to grow the business. Please also disclose your distributions to the Parent for fiscal years 2019 and 2020.

The Company respectfully notes the Staff’s comment and has revised the disclosure on page 10 to disclose prominently that a significant portion of the proceeds from this offering will be used to repay the various distributions referenced in its prospectus and to repurchase shares of common stock from the Principal Stockholders, senior management and directors, and other pre-IPO stockholders, to quantify those amounts and to disclose distributions to its Parent for fiscal years 2019 and 2020. The Company has also revised the disclosure on page 46.

2.	Please include disclosure regarding your substantial indebtedness.

The Company respectfully notes the Staff’s comment and has revised the disclosure regarding substantial indebtedness on page 10.

3.	Please revise to disclose the board nomination rights provided in the Stockholders' Agreement. Please also consider updating your risk factor on page 33.

The Company respectfully notes the Staff’s comment and has revised the disclosure on page 13 to disclose the board nomination rights provided in the Stockholders’ Agreement. The Company has also updated the relevant risk factor on pages 36 and 37.

Use of Proceeds, page 43

4.	Please revise the discussion of your use of proceeds to disclose that the majority of the funds from your credit agreement were used to pay a distribution to your Parent and repay the Parent Note, quantifying the amount of the distribution paid to your officers, directors and affiliates. If appropriate, provide Regulation S-K Item 404 disclosure of this distribution under Certain Relationships and Related Party Transactions.

The Company respectfully notes the Staff’s comment and has revised the disclosure on page 46 to disclose that the majority of the funds from its credit agreement were used to make a dividend to its Parent and repay the Parent Note. The Company has also quantified the amount of the distribution paid to its officers, directors and affiliates on page 46. The Company has also added a cross-reference to this disclosure of this dividend and repayment of the Parent Note under Certain Relationships and Related Party Transactions on page 117.

Securities and Exchange Commission

Division of Corporation Finance

March 10, 2021

Note 22 Subsequent Events, page F-36

5.	We note your response to our prior comment one. We will complete our evaluation of your response when you file all required financial statements.

The Company respectfully notes the Staff’s comment.

*	*	*

Securities and Exchange Commission

Division of Corporation Finance

March 10, 2021

If you have any questions regarding Amendment No. 3 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3025 or Patricia Vaz de Almeida at (212) 373-3367.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy

cc:	Scott M. Rajeski
Latham Group, Inc.

J. Mark Borseth
Latham Group, Inc.

Jason Duva, Esq.
Latham Group, Inc.

Ian D. Schuman, Esq.
Latham & Watkins LLP

Erika Weinberg, Esq.
Latham & Watkins LLP